

September 18, 2007

By facsimile to (310) 552-5001 and U.S. Mail

Mr. Luo Ken Yi
China Architectural Engineering, Inc.
105 Baishi Road
Jiuzhou West Avenue
Zhuhai 519070, People's Republic of China

Re: China Architectural Engineering, Inc.
        Pre-effective Amendment 5 to Registration Statement on Form S-1
        Filed September 4, 2007
        File No. 333-138603
        Quarterly Report on Form 10-Q for the quarter ended June 30, 2007
        File No. 333-114622
        Filed September 4, 2007

Dear Mr. Luo:

        We reviewed the filings and have the comments below.

April 2007 Issuance of Bonds and Bond Warrants, page 3

1.   Based on the response to prior comment 1 that CAEI has amended the registration
        statement to remove from registration for resale the 1,766,974 shares of common stock
        issuable upon the bonds' conversion, revise the last paragraph to reflect this fact.
        Alternatively, delete the paragraph. Similarly, revise the disclosures on pages 32 and F-
        20.

2.   Revised disclosure states that CAEI has verbally agreed with ABN AMRO Bank N.V.,
        the subscriber of the bonds and bond warrants, not to include its securities in this
        registration statement and to register them in a separate registration statement to be filed
        after this registration statement's effectiveness. Where a registrant is party to an oral
        contract that would be required to be filed as an exhibit under Item 601(b)(10) of

Regulation S-K if it were written, the registration should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. See telephone interpretation 85 in section I of our July 1997 "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website, and revise.

Policy for Approval of Related Party Transactions, page 61

3.   The response to prior comment 5 states that the disclosure has been revised to reflect the establishment of an audit committee in July 2007. We are unable to locate the revised disclosure. Please revise or advise.

Financial Statements for the Period Ended June 30, 2007

Consolidated Statements of Stockholders' Equity, page F-5

4.   Please revise the equity balances presented for December 31, 2006 and January 1, 2007 so that they agree with the December 31, 2006 equity balances seen in your balance sheet on page F-27. To the extent applicable, please also revise your Form 10-Q for the fiscal quarter ended June 30, 2007.

Note 8 – Convertible Bonds and Bond Warrants, page F-19

5.   We read in your response to prior comment 9 that you calculated the number of shares issuable upon conversion of your bonds assuming a conversion price of $3.50 per share, the midpoint of your proposed offering. As your IPO has not yet gone effective, we note that the actual offering price of your IPO is unknown and could change from the $3.50 used in your calculation. If your offering price differs from $3.50 per share, please confirm to us, if true, that you will adjust the calculation of your beneficial conversion feature accordingly.

Note 9 – Common Stock and Additional Paid-In-Capital, page F-22

6.   Please revise your table so that the total for additional paid-in-capital agrees to your consolidated balance sheet and consolidated statement of stockholders' equity. Please also revise your Form 10-Q for the fiscal quarter ended June 30, 2007.

Financial Statements for the Period Ended December 31, 2006

Consolidated Statements of Stockholders' Equity, page F-29

7.	Please revise your statement of stockholders' equity so that the balances at December 31, 2005 and January 1, 2006 agree. Additionally, please revise the December 31, 2006 equity balances so that they agree with the balances presented in your December 31, 2006 balance sheet on page F-27.

Closing

File an amendment to the S-1 in response to the comments. To expedite our review, CAEI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CAEI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CAEI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If CAEI requests acceleration of the registration statement's effectiveness, CAEI should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CAEI from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- CAEI may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that CAEI provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Dale Welcome, Staff Accountant, at (202) 551-3865 or Jennifer K. Thompson, Staff Accountant, at (202) 551-3737. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Thomas J. Poletti, Esq.
        Anh Q. Tran, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        10100 Santa Monica Boulevard, 7th Floor
        Los Angeles, CA 90067

        Joseph V. Stubbs, Esq.
        Scott Galer, Esq.
        Stubbs Alderton & Markiles, LLP
        15260 Ventura Boulevard, 20th Floor
        Sherman Oaks, CA 91403